SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ultra Petroleum Corp.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

903914208
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914208	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,379,590 Common Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,379,590 Common Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,379,590 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.53%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 903914208	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No.4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2017 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on August 24, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 5, 2017 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on September 18, 2017 ("Amendment No 3" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common shares, no par value per share (the "Common Shares"), of Ultra Petroleum Corp., a Canadian corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 4, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and supplemented and Item 2(f) is hereby amended and restated in its entirety as follows:

(a)

This statement is filed by Fir Tree Capital Management LP, a Delaware limited partnership ("Fir Tree" or the "Reporting Person").

On December 29, 2017, Fir Tree Inc. converted into a Delaware limited partnership and changed its legal name to "Fir Tree Capital Management LP."

(f)	Fir Tree is a Delaware limited partnership.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 29, 2018, Fir Tree entered into a Cooperation Agreement with the Issuer (the "Cooperation Agreement"), pursuant to which the Issuer agreed that each of W. Charles Helton and Roger A. Brown will resign from the Issuer's Board of Directors (the "Board") and that Evan Lederman, a partner of Fir Tree, will be appointed to the Board to fill the vacancy resulting from Mr. Helton's resignation from the Board. In addition, Fir Tree will have the sole right to nominate three to five candidates for service as an independent

CUSIP No. 903914208	SCHEDULE 13D	Page 4 of 6 Pages

director on the Board who must meet certain qualifications as set forth in the Cooperation Agreement, and Fir Tree and the Board will work together to select a mutually agreeable person from such list of candidates nominated by Fir Tree (the "Independent Director", together with Mr. Lederman, the "New Directors") to be appointed by the Issuer to the Board. Pursuant to the terms of the Cooperation Agreement, the appointments of the New Directors will be completed on the date that is the earlier of (x) February 28, 2018 and (y) the date on which the Issuer announces its fourth quarter 2017 earnings results. In addition, Fir Tree has, subject to certain conditions, customary replacement rights with respect to each of the New Directors under the Cooperation Agreement.

The Cooperation Agreement also provides for customary standstill provisions during a standstill period (the "Standstill Period"), which is set to terminate: (i) if the Issuer shall have delivered to Fir Tree no later than thirty calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 annual meeting of shareholders a written confirmation that Mr. Lederman and the Independent Director (or their respective replacements or proposed replacements) will be nominated for election to the Board at the 2019 annual meeting of shareholders, the earlier of (a) fifteen calendar days prior to the deadline for submission for nominations for election to the Board at the 2020 annual meeting of shareholders pursuant to the Issuer's Amended and Restated Bylaw No. 1 and (b) April 19, 2020; or (ii) if the Issuer shall have failed to deliver the written confirmation pursuant to clause (i) of this definition, the earlier of (c) fifteen calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 annual meeting of shareholders and (d) April 19, 2019.

In addition, the Cooperation Agreement provides that Fir Tree will vote its Common Shares in favor of the Issuer's nominees and other proposals at each annual meeting of shareholders during the Standstill Period, subject to certain limited exceptions.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is attached as Exhibit 10.1 to the Issuer's 8-K filed on January 30, 2018 and which is referenced as Exhibit A hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person is a party to the Cooperation Agreement, which is incorporated by reference herein.

CUSIP No. 903914208	SCHEDULE 13D	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit A:	Cooperation Agreement, dated January 29, 2018, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on January 30, 2018).

CUSIP No. 903914208	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member or control person of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Fir Tree Capital Management LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
FTCM GP LLC	General Partner	Investment Management	Delaware	55 West 46th Street, 29th Floor, New York, NY 10036

FTCM GP LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey Tannenbaum	Managing Member	Investment Management	United States	55 West 46th Street, 29th Floor, New York, NY 10036